

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Reed L. Benson
Chief Financial Officer
Co-Diagnostics, Inc.
2401 S. Foothill Drive
Salt Lake City, Utah 84109

     Re: Co-Diagnostics, Inc.
          Registration Statement on Form S-3
          Filed October 23, 2020
          File No. 333-249651

Dear Mr. Benson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Philip Magri, Esq.